BeLive Holdings

26A Ann Siang Road

#03-00

Singapore 069706

+(65) 9090 5788

March 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Pierce and Matthew Derby

Re:	BeLive Holdings
Registration Statement on Form F-1, as amended
File No. 333-280739

WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Sir or Madam:

On behalf of BeLive Holdings (the “Registrant”), I hereby request permission to withdraw the previously submitted request for acceleration of the effective date of the above-referenced registration statement on Form F-1, as amended.

Please note that this letter will be filed with the Commission via EDGAR. If you have any questions or concerns, please contact Henry F. Schlueter, Esq. at (303) 868-3382 or Celia Velletri, Esq. at (303) 907- 4842.

Sincerely,

BELIVE HOLDINGS

/s/ Kenneth Teck Chuan Tan
Kenneth Teck Chuan Tan
Chief Executive Officer

c:	Henry F. Schlueter Celia Velletri